August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (817)885-2278
Bob R. Simpson
Chief Executive Officer
XTO Energy, Inc.
810 Houston Street,
Fort Worth, Texas
76102

> **Re:** **XTO Energy, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2007**
> **File No. 1-10662**

Dear Mr. Simpson:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Processes, page 12

1.   Please clarify the companies against which you benchmark elements of your compensation. We note the reference to three separate groups on page 12, yet also note the specific peer group of companies identified on page 18. Please identify the percentile within which the various elements of compensation provided by the company fall vis-à-vis a particular peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2.   We direct you to Release 8732A, Section II.B.1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, even taking into consideration the leadership role of Mr. Simpson, his compensation, such as his bonus and payments payable upon post-termination and change-in-control, exceeds significantly that of the other named executive officers. Please address the reasons for the continued discrepancy in compensation awarded to Mr. Simpson.

Cash Bonuses, page 13

3.   While we note that you do not use a formula to determine maximum payouts, your disclosure on page 12 suggests that the committee considers the attainment of "operational priorities" and "financial performance" yet omits identification of such priorities and performance goals. Please disclose the corporate and individual performance goals or targets established for each named executive officer. To the extent you believe that disclosure of the targets would result in competitive harm such that the information could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

4.   Please specify the multiple, expressed as a percentage of base salary, of each of the named executive officer's bonuses.

5.   We refer you to Instruction 2 to Item 402(b) of Regulation S-K. Please disclose by reference to specific awards made, the circumstances in prior years in which awards were made to recognize "extraordinary performance…" Also, you disclose that the semi-annual installment payment allows the company the flexibility to adjust the bonus payment at the time of the second payment. Clarify, by reference to prior years' adjustments, circumstances in which the second

payment was adjusted, if ever.

Employment, Severance and Chance in Control Arrangements, page 16

6.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment, severance and change of control arrangements.

7.   We note your discussion in the third paragraph of this section regarding your "single" trigger change in control payment arrangements. You indicate that you believe that it is appropriate to provide for cash payments to the executive officers upon a change in control since, due to their senior positions with the company, an acquirer is likely to either terminate the executives or seek to renegotiate their agreements. Expand your discussion to better explain why a single trigger arrangement is appropriate with respect to these cash payments if it is your belief that an acquirer is likely to terminate an executive, which would result in payments to a named executive officer even in a double trigger scenario.

Consideration for Executive Compensation Decisions in 2006, page 18

8.   You state on page 12 that in determining appropriate cash and equity compensation, the committee analyzes the individual's performance, the performance of the company for the year and over the long-term, the individual's contribution to that performance and how that performance contributed to creating value for stockholders. Expand your disclosure to provide additional qualitative, and if applicable, quantitative detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose any factors the compensation committee considers in its assessment of a named executive officer and if applicable, the weighting assigned to such factors. See Item 402(b)(2)(vii) of Regulation S-K.

Cash Bonuses, page 19

9.   While you list the various company performance measures that the committee considered in determining 2006 compensation, it is still unclear how you determined the $31 million cash bonus amount paid to Mr. Simpson in each of 2005 and 2006. Please expand your disclosure accordingly. See Item 401(b)(1)(v) of Regulation S-K. Also discuss whether the committee, in determining such amounts, also considered Mr. Simpson's prior compensation, including gains from prior stock and option awards.

Equity Incentive Compensation, page 20

10.   Discuss in greater detail the reasons for atypical grants, such as the catch-up grant provided to Mr. Petrus.

Compensation in 2007, page 21

11.   Although you have identified operational and financial accomplishments made during the prior fiscal year, please indicate whether the accomplishments represented achievement of specific targets or goals established with respect to corporate performance at the beginning of the year. For example, if a particular performance target was not met in its entirety, your disclosure should address the shortfall, the consideration of such shortfall by the committee, and any exercise of discretion the committee has with respect to how it assesses the overall amount of compensation to be awarded based on the actual performance of the company as compared to the targeted performance. See generally, Item 402(b)(2) of Regulation S-K.

Director Compensation, page 35

12.   Please disclose by footnote to the stock awards column the aggregate number of stock awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Relationships and Transactions with Management and Others, page 8

13.   We note your disclosure regarding Mr. Hutton's sister. Please provide all the information required by Item 404(a). For example, disclose the approximate dollar value of the compensation.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor